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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DIGENE CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
253752 10 9
(CUSIP Number)
AS OF FEBRUARY 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	253752 10 9	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Armonk Partners

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06 1305405

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Connecticut

	5	SOLE VOTING POWER:

NUMBER OF		2,240,659

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,240,659

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,240,659

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	253752 10 9	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Evan Jones

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		440,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,240,659

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		440,300

WITH:	8	SHARED DISPOSITIVE POWER:

		2,240,659

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,680,959

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	253752 10 9	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Charles M. Fleischman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		328,338

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,240,659

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		328,338

WITH:	8	SHARED DISPOSITIVE POWER:

		2,240,659

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,568,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of issuer:

Digene Corporation

(b)	Address of issuer’s principal executive offices:

1201 Clopper Road Gaithersburg, Maryland 20878
Item 2.
(a)	Name of Person Filing:

This Schedule 13G, Amendment No. 6 is being filed by (i) Armonk Partners, (ii) Evan Jones, a managing partner of Armonk Partners and (iii) Charles M. Fleischman, a managing partner of Armonk Partners.

(b)	Address of Principal Business Office:

The principal business office for Armonk Partners, Evan Jones and Charles M. Fleischman is 1201 Clopper Road, Gaithersburg, Maryland, 20878.

(c)	Citizenship:

Armonk Partners is a Connecticut partnership. Messrs. Jones and Fleischman are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

253752 10 9

Item 4.       Ownership.

BY ARMONK PARTNERS:

(a)	Amount beneficially owned:		2,240,659	*/****
(b)	Percent of class:		10.0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	2,240,659
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	2,240,659
	(iv)	Shared power to dispose or to direct the disposition of:	0

BY EVAN JONES:

(a)	Amount beneficially owned:		2,680,959	**/****
(b)	Percent of class:		11.9%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	440,300
	(ii)	Shared power to vote or to direct the vote:	2,240,659	*
	(iii)	Sole power to dispose or to direct the disposition of:	440,300
	(iv)	Shared power to dispose or to direct the disposition of:	2,240,659	*

BY CHARLES M. FLEISCHMAN:

(a)	Amount beneficially owned:		2,568,997	***
(b)	Percent of class:		11.4%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	328,338
	(ii)	Shared power to vote or to direct the vote:	2,240,659	*
	(iii)	Sole power to dispose or to direct the disposition of:	328,338
	(iv)	Shared power to dispose or to direct the disposition of:	2,240,659	*

*	As the managing partners of Armonk Partners, Evan Jones and Charles M. Fleischman share voting and investment power over these shares.

**	Consists of: (1) 16,119 shares owned directly by Mr. Jones; (2) 2,240,659 shares owned by Armonk Partners as to which Mr. Jones shares voting and investment power as a managing partner; and (3) 424,181 shares issuable upon the exercise of stock options.

***	Consists of: (1) 13,666 shares owned directly by Mr. Fleischman; (2) 2,240,659 shares owned by Armonk Partners as to which Mr. Fleischman shares voting and investment power as a managing partner; (3) 16,672 shares held in trust for Mr. Fleischman’s minor children as to which Mr. Fleischman disclaims beneficial ownership; and (4) 298,000 shares issuable upon the exercise of stock options.

****	On November 21 and December 14, 2005, Armonk Partners sold an aggregate of 1,150,000 shares of common stock of the issuer in a public offering. During 2005, Armonk Partners sold an aggregate of 380,742 shares of common stock of the issuer in open market transactions under a trading plan meeting the requirements of Rule 10b5-1. In December 2005, Mr. Jones transferred 26,821 shares of common stock of the issuer in a bona fide gift transaction and in June 2005, Mr. Jones transferred 3,100 shares of common stock of the issuer in bona fide gift transactions.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G, Amendment No. 6 is true, complete and correct.
Dated: February 14, 2006

ARMONK PARTNERS
/s/ Evan Jones
By: Evan Jones
Title:	Managing Partner

/s/ Charles M. Fleischman
By: Charles M. Fleischman
Title:	Managing Partner

/s/ Evan Jones
Evan Jones

/s/ Charles M. Fleischman
Charles M. Fleischman